FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes[_]   No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a press releases dated February 16, 2005 announcing the purchase of a vessel by Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

     None.

Exhibit 1

[Excel Logo]

NEWS RELEASE for February 16, 2005
----------------------------------
Contact: Allen & Caron Inc                 Christopher Georgakis, CEO
                 Joe Allen (investors)             Excel Maritime Carriers Ltd
                 joe@allencaron.com                +30 210 45 98 692
                 Brian Kennedy (media)             excel@otenet.gr
                 brian@allencaron.com
                 212 691 8087

                  EXCEL MARITIME AGREES TO ACQUIRE MV SEABONI;
                     EXPECTS APRIL DELIVERY OF NEW HANDYMAX

PIRAEUS, GREECE (February 16, 2005) ... Excel Maritime Carriers Ltd (Amex: EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes such as iron ore, coal and grains, announced that it has agreed to acquire a Handymax bulk vessel, MV Seaboni, for a purchase price of $30 million.

     The vessel (to be renamed "Emerald") is a "grabs fitted" Handymax bulk carrier of approximately 45,600 dwt, built in 1998 by Tsuneishi Ship Numakum in Japan. She is expected to be delivered during April, and will be deployed on the period time charter market in accordance with the Company's fleet deployment strategy. MV Seaboni is the seventh vessel that the Company has agreed to acquire since Christopher Georgakis joined Excel Maritime as CEO in late October 2004.

     CEO Georgakis commented, "In line with our strategy and acquisition criteria, MV Seaboni will continue to decrease the average age of our fleet. Moreover, we expect that the fact that this vessel is fitted with grabs will make her a more attractive candidate to prospective charterers."

About Excel Maritime Carriers Ltd
---------------------------------

     The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company currently owns and operates a fleet of two Capesize bulk carriers, four Handymax bulk carriers, and one Handysize bulk carrier. An additional two Handymax bulk carriers and three Panamax bulk carriers are expected to be delivered within the next two months. After these deliveries the Company's fleet size will increase to eleven ships representing a total carrying capacity of 738,647 dwt. The Company was incorporated in 1988 under the laws of Liberia.

The following table represents the existing fleet together with the new acquisitions:


Existing Fleet
--------------
                                        Year
Name                       dwt          Built      Type

Fighting Lady              146,313      1983       Capesize
Almar I                    107,140      1979       Capesize
Lady                        41,090      1985       Handymax
Lucky Lady                  27,422      1975       Handysize
                                                                Agreed to sell
Petalis                     35,982      1975       Handymax
Swift                       37,687      1984       Handymax
Goldmar                     39,697      1984       Handymax
-----------------------------------
Total                      435,331
===================================

New Acquisitions
----------------
                                        Year
Name                       dwt          Built      Type         Expected
                                                                Delivery

Isminaki                    74,577      1998       Panamax      02.25.2005
Marybelle                   42,552      1987       Handymax     03.15.2005
First Endeavor              69,111      1994       Panamax      04.15.2005
Galateia (TBR "Birthday")   71,504      1993       Panamax      04.20.2005
Seaboni (TBR "Emerald")     45,572      1998       Handymax     (late 04/05)
-----------------------------------
Total                      303,316
===================================

Grand Total (including
Petalis)                   738,647



Forward Looking Statement
-------------------------

     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  February 16, 2005                By: /s/ Christopher J. Georgakis
                                            ----------------------------
                                                 Christopher J. Georgakis
                                                 President and
                                                 Chief Executive Officer

02545.0001 #548750